

Mail Stop 4720

February 23, 2018

Xi Wen
Chairman, President and Secretary
Senmiao Technology Limited
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

Re: Senmiao Technology Limited
Amendment No. 5 to Registration Statement on Form S-1
Filed February 16, 2018
File No. 333-221225

Dear Mr. Wen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Corporate History and Structure, page 2

1. Noting the added disclosure that the owners have not fully paid for their interests in Sichuan Senmiao, please provide the staff with an analysis that addresses whether the owners have the legal capacity to enter into the VIE Agreements under PRC laws. In addition, disclose whether the VIE agreements would be enforceable against Sichuan Senmiao if payments are not made.

2. Revise to add disclosure addressing how the lack of payment will impact the VIE structure and VIE Agreements. In addition, add disclosure as to whether Senmiao Technology Limited can legally require the persons owing payments for the equity interests in Sichuam

Senmiao to make the payments prior to March 31, 2018. Finally, add risk factors addressing these issues.

3. We note your response to comment 1 and your revised disclosure. Specifically, you state that the purchase price for certain equity interests of Sichuan Senmiao has not been paid in full by the current owners to the former owners, which will entitle the former owners to cancel the corresponding equity interest transfer agreements and have the equity interest transferred back to them if the purchase price is not paid in full by March 31, 2018. We also note disclosure in Exhibit 5.2 that the pledge by Senmiao Ronglian (Sichuan Senmiao) Shareholders to WFOE pursuant to the Equity Interest Pledge Agreements dated September 18, 2017 may not be free and clear of all liens, encumbrances, security interest, mortgage, pledge, equities or claims or any third-party right. Please tell us and revise your filing to disclose how you determined consolidation of Sichuan Senmiao pursuant to ASC 810 is appropriate since consideration has not been paid in full by the current owners to the former owners and the terms associated with the Equity Interest Pledge Agreements and other VIE agreements may not be binding.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Richard I. Anslow, Esq.